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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                      Associated Estates Realty Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Shares of Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    045604105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Morrison & Foerster LLP
                              555 West Fifth Street
                                   35th Floor
                       Los Angeles, California 90013-1024
                      Attention: Samuel H. Gruenbaum, Esq.
                                 (213) 892-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 5, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


CUSIP No. 045604105
          --------------------------------------------------------------------

  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          MIG Residential REIT, Inc.    No. 65-0498732
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
          (See Instructions)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          (See Instructions) OO
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Maryland
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0 shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0 shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0 shares
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          0 shares
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          CO
          ---------------------------------------------------------------------




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ITEM 4. PURPOSE OF TRANSACTION.

        With respect to subsection (a) of this Item 4, neither MIG Residential REIT, Inc. (the "Company") nor any of its subsidiaries presently has any plans that relate to or would result in the acquisition by any person of additional securities of Associated Estates Realty Corporation ("AERC"). In connection with the commencement of the dissolution and liquidation of the Company and its subsidiaries, all of the 5,139,387 shares of AERC Common Stock which the Company beneficially owned were distributed in liquidation to the Company's Class A Stockholders in proportion to their stock ownership in the Company. The names, addresses, and identities of the Company's Class A Stockholders, and their percentage ownership of the Company's Class A shares immediately prior to the dissolution and liquidation (and hence the percentage of AERC Common Stock each Class A Stockholder will receive upon liquidation of the Company and the Subsidiaries) are as follows:

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
                                              PERCENTAGE OF
                                              THE COMPANY'S          PERCENTAGE OF       NUMBER OF SHARES OF
                                             CLASS A SHARES        AERC COMMON STOCK      AERC COMMON STOCK
          SHAREHOLDER & ADDRESS             OWNED AS OF 8/5/98          OWNED*                  OWNED
Trustees of Carpenters Individual Account         7.759%                 1.764%                 398,766
Pension Trust of Western Washington under
agreement dated June 1, 1981 and of
Carpenters Retirement Trust of
Western Washington under agreement
dated January 1, 1996
2200 6th Avenue, Suite 300
Seattle, Washington 98121

City of Orlando Police, Firefighters' and         9.197%                 2.091%                 472,666
General Employees Pension Board
400 South Orange Avenue, 4th Floor
Orlando, Florida 32801-3302

Trustees for Colonial Gas Company                 0.971%                 0.221%                  49,893
Master Pension Trust under agreement
dated July 1, 1998
40 Market Street
Lowell, Massachusetts 01853

Trustees for Dillingham Construction              0.831%                 0.189%                  42,725
Pension Plan under agreement
dated August 1, 1997
5960 Inglewood Drive
Pleasanton, California 94588-8535

Fresno County Employee's                         11.084%                 2.520%                 569,666
Retirement Association
2281 Tulary Street
Fresno, California 93721

CS & Co.                                         22.169%                 5.041%               1,139,333
100 East Pratt Street, Suite 2000
Baltimore, Maryland 21202

Massachusetts Water Resource Authority            1.108%                 0.252%                  56,967
100 First Avenue
Charleston, Massachusetts 02129

Trustees of McDermott                            16.627%                 3.780%                 854,500
Incorporated under agreement
dated January 1, 1993
Norfolk House
Frederick Street
Nassau, Bahamas

Trustees of the                                  17.989%                 4.091%                 924,792
Michelin North America, Inc.
Master Trust under agreement
dated January 1, 1993
One Parkway South
Greenville, South Carolina 29602-9001

Oakland County Employees'                         7.824%                 1.779%                 402,212
Retirement System
1200 North Telegraph Road
Pontiac, Michigan 48341-0479

Worcester Retirement System                       4.433%                 1.008%                 227,867
455 Main Street, Suite 103                       ------                 ------                ---------
Worcester, Massachusetts 01608

TOTAL:                                              100%                22.712%               5,139,387
                                                 ======                 ======                =========


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
* The percentages of shares of AERC Common Stock owned by each Class A Shareholder are based on the 22,596,958 outstanding shares of AERC Common Stock as of August 11, 1998.

        The Company and the Subsidiaries presently have no plans or proposals with respect to subsections (b) through (j) of this Item 4.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER.

        (a) As of August 6, 1998, the Company did not own any shares of AERC Common Stock.

        (b) As of August 6, 1998, the Company did not have sole power to direct the vote and sole power to direct the disposition of any shares of AERC Common Stock.

        (c) As of August 6, 1998, other than the acquisition of the shares covered by this Schedule 13D and the liquidation of the Company and its subsidiaries, neither the Company nor any of its subsidiaries has effected any transactions in shares of AERC Common Stock.

        (d) As of August 6, 1998, each Class A Shareholder that received AERC Common Stock in connection with the liquidation of the Company and its subsidiaries has all rights with respect to dividends and sales of the shares, and no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of AERC Common Stock covered by this Schedule 13D.

        (e) August 5, 1998.


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ITEM 8. SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify on behalf of MIG Residential REIT, Inc., that the information set forth in this Statement is true, complete and correct.

           Date:      August 14, 1998

           MIG RESIDENTIAL REIT, INC.



           By:  //Larry E. Wright//
                ------------------------------
                     President


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